Golden Matrix Group, Inc.

October 12, 2021

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Liz Packebusch, Staff Attorney

Re:	Golden Matrix Group, Inc. Withdrawal of Registration Statement on Form S-1 Filed March 19, 2021 File No. 333-254528

Dear Ms. Packebusch:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Golden Matrix Group, Inc., (“Golden Matrix”) hereby requests that the above-referenced Registration Statement No. 333-254528, filed with the Commission on March 19, 2021 (the “Registration Statement”), be withdrawn effective immediately.

Golden Matrix filed the Registration Statement to register shares of Golden Matrix’s common stock to be issued in connection with an underwritten public offering (the “Offering”). Golden Matrix has determined to withdraw the Registration Statement because Golden Matrix plans to instead issue and sell securities under a Form S-3 registration statement, after it is declared effective by the Commission. The Form S-3 has been filed on EDGAR and an acceleration request for effectiveness is being submitted.

The Registration Statement Golden Matrix seeks to withdraw has not been declared effective, and no securities have been issued or sold under it.

Please contact Mr. David M. Loev of The Loev Law Firm, PC at (832) 930-6432, with any questions you may have concerning this request.

Sincerely,

GOLDEN MATRIX GROUP, INC.

By: /s/ Anthony Brian Goodman

Anthony Brian Goodman

President and Chief Executive Officer